        As filed with the Securities and Exchange Commission on March 18, 1998

                                                           Registration No. 333-

                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                 ---------------------

                                       FORM S-3
                                REGISTRATION STATEMENT
                                        UNDER
                              THE SECURITIES ACT OF 1933

                                 ---------------------

                              NATIONAL MEDIA CORPORATION
                (Exact name of registrant as specified in its charter)

                                       Delaware
            (State or other jurisdiction of incorporation or organization)

                                      13-2658741
                       (I.R.S. Employer Identification Number)

                             Eleven Penn Center, Suite 1100
                                 1835 Market Street
                           Philadelphia, Pennsylvania 19103
                       (Address of principal executive offices)

              Brian J. Sisko, Senior Vice President and General Counsel
                           Eleven Penn Center, Suite 1100
                                  1835 Market Street
                           Philadelphia, Pennsylvania 19103
                       (Name and address of agent for service)

                                    (215) 988-4600
            (Telephone number, including area code, of agent for service)

                                 ---------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box: / /

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans. Check the following box. /X/

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                           CALCULATION OF REGISTRATION FEE



    Title of Securities       Amount to be          Proposed             Proposed           Amount of
     to be Registered          Registered       Maximum Offering     Maximum Aggregate    Registration
                                                Price Per Share       Offering Price           Fee

Common Stock, par value
$.01 per share              15,000,000 (1)(2)     $2.25/share(3)        $33,750,000(3)    $9,957.00(3)


(1) Consists of 14,500,000 shares of the Registrant's Common Stock issuable upon conversion of the Registrant's Series D Convertible Preferred Stock and 500,000 shares of Registrant's Common Stock issuable upon exercise of warrants issued to the holders of the Series D Convertible Preferred Stock. Of those 14,500,000 shares of Common Stock, 3,300,330 shares of Common Stock may be issued upon conversion of the Series D Convertible Preferred Stock based upon the initial conversion price of $6.06 per share set forth in the Series D Certificate of Designations, Preferences and Rights. In addition, the 14,500,000 shares of Common Stock include a maximum of 2,400,000 shares of Common Stock that may be issued by the Registrant in payment of the 6% per annum premium payable upon conversion of the Series D Convertible Preferred Stock, assuming that the Series D Convertible Preferred Stock is not converted until its four-year maturity date. Both the 3,300,330 base conversion shares and the 2,400,000 base premium shares are subject to adjustment by reason of the floating rate conversion price mechanism set forth in the Series D Certificate of Designations, Preferences and Rights. Therefore, in addition to the 5,700,330 in aggregate base shares of Common Stock, the 14,500,000 shares of Common Stock also include an additional 154%, or 8,799,670 shares of Common Stock, which represent the Registrant's good faith estimate of the additional number of shares that may be issued upon conversion of the Series D Convertible Preferred Stock if the base conversion shares and base premium shares are adjusted upward pursuant to the floating rate conversion price mechanism as a result of a decline in the market price of the Common Stock.

(2) Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the "Securities Act"), the number of shares of Common Stock set forth in the Calculation of Registration Fee Table issuable in respect of (i) the Series D Convertible Preferred Stock and the Series D Warrants are subject to adjustment by reason of stock splits, stock dividends, and other similar transactions in the Common Stock and (ii) the Series D Convertible Preferred Stock is subject also to adjustment by reason of the floating rate conversion price mechanism included in the Series D Certificate of Designations, Preferences and Rights.

(3) Based on the average of the high and low sales price of the Registrant's Common Stock as reported by the New York Stock Exchange on March 12, 1998, estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933.



The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

"Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state."

                                SUBJECT TO COMPLETION

PROSPECTUS

                              NATIONAL MEDIA CORPORATION
                            Eleven Penn Center, Suite 1100
                                 1835 Market Street
                           Philadelphia, Pennsylvania 19103
                                    (215) 988-4600

                          ---------------------------------

                          15,000,000 Shares of Common Stock

                          ---------------------------------

     This prospectus concerns the offer and sale by the selling stockholders named herein (the "Selling Stockholders"), from time to time, of up to 15,000,000 common shares (the "Offered Shares"), par value $.01 per share (the "Common Stock") of National Media Corporation (together with its subsidiaries, the "Company").

     The Offered Shares consist of shares of Common Stock issuable by the Company (i) upon conversion by the Selling Stockholders (as defined herein, the "Series D Investors") of the Series D Convertible Preferred Stock, par value $.01 per share, of the Company (the "Series D Preferred Stock") held by such Selling Stockholders (the "Conversion Shares") and (ii) upon the exercise of warrants (the "Series D Warrants") issued by the Company to the Series D Investors (the "Series D Warrant Shares"). The Series D Preferred Stock was issued by the Company to the Series D Investors in exchange for all shares of the Company's Series C Convertible Preferred Stock, $.01 par value per share (the "Series C Preferred Stock"), issued by the Company to such investors in September 1997.

     The Offered Shares include a good faith estimate of the number of shares of Common Stock (including shares of Common Stock payable on account of the premium payable) underlying the Series D Preferred Stock that may be issued in connection with the conversion of the Series D Preferred Stock by reason of the floating rate conversion mechanism included in the Series D Certificate of Designations, Preferences and Rights. Pursuant to Rule 416(a) under the Securities Act of 1933, as amended (the "Securities Act"), the number of Offered Shares issuable in respect of (i) the Series D Preferred Stock and the Series D Warrants are subject to adjustment by reason of stock splits, stock dividends and other similar transactions in the Common Stock and (ii) the Series D Preferred Stock is also subject to adjustment by reason of the floating rate conversion mechanism included in the Series D Certificate of Designations, Preferences and Rights.

     None of the proceeds from the sale of the Offered Shares by the Selling Stockholders will be received by the Company. However, the Company will receive proceeds from the exercise of the Series D Warrants if the Series D Warrants are exercised. The Company will pay substantially all of the expenses with respect to the offering and sale of the Offered Shares to the public, including the costs associated with registering the Offered Shares under the Securities Act and preparing and printing this Prospectus. Any underwriting commission and broker fees, however, as well as any applicable transfer taxes, are payable individually by the Selling Stockholders.

     The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") and the Philadelphia Stock Exchange ("PHLX") under the symbol "NM." On March 12, 1998, the closing sale price for the Common Stock, as quoted on the NYSE, was $2.1875 per share.


                 SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                          ---------------------------------

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
        AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES
             COMMISSION NOR HAS THE COMMISSION OR ANY OTHER AUTHORITY
             PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
             ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    The date of this Prospectus is March __, 1998.

     Pursuant to this Prospectus, the Offered Shares may be sold by the Selling Stockholders, from time to time while the Registration Statement to which this Prospectus relates is effective, on the NYSE, the PHLX or otherwise at prices and terms prevailing at the time of sale, at prices and terms related to such prevailing prices and terms, in negotiated transactions or at fixed prices. The Selling Stockholders have advised the Company that they currently intend to sell all or a portion of the Offered Shares pursuant to this Registration Statement from time to time in any manner described under "Plan of Distribution." See "Plan of Distribution." Notwithstanding the registration of the offer and sale of Offered Shares hereunder to subsequent purchasers, Selling Stockholders to whom the Offered Shares were initially issued by the Company, whether or not affiliates of the Company, that acquire the Conversion Shares or the Series D Warrant Shares will be required to deliver this Prospectus in accordance with the Securities Act in connection with any transaction involving the resale of such securities.

                                ---------------------

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO BUY THE SECURITIES TO WHICH THIS PROSPECTUS RELATES IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATE AS OF WHICH INFORMATION IS SET FORTH HEREIN.


                                AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Commission. Such reports, proxy and information statements and other information can be inspected and copied at prescribed rates at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Such reports and other information filed with the Commission can be reviewed through the Commission's Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the Commission's website (http:www.sec.gov). The Common Stock of the Company is listed on the NYSE and the PHLX and reports, proxy and information material and other information concerning the Company may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and the PHLX, 1900 Market Street, Philadelphia, Pennsylvania 19103.

     This Prospectus constitutes a part of a registration statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the Public Reference Section of the Commission described above. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.


                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997 (the "Form 10-K");

     (b) Amendments to the Form 10-K filed on Form 10-K/A, dated, respectively, July 28, 1997 and January 9, 1998 (together with the Form 10-K, the "1997 Annual Reports");

     (c) The Company's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1997, September 30, 1997 and December 31, 1997 and amendments to the Company's Quarterly Report on Form 10-Q/A for the quarter ended September 30, 1997, dated, respectively, January 9, 1998 and
          January 23, 1998;

     (d) The Company's Current Reports on Form 8-K, dated April 28, 1997, June 30, 1997 and September 18, 1997 and January 5, 1998 and the Company's Current Report on Form 8-K/A, dated January 5, 1998 and filed
          January 16, 1998; and

     (e) The Company's Joint Proxy Statement/Prospectus dated March 16, 1998 related to the proposed merger of the Company with Value Vision International, Inc.; and

     (f) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, dated August 28, 1990, including all amendments and reports filed for the purpose of updating such description.

     All documents filed pursuant to Section 13(a), 13(c), 14 or 15 (d) of the Exchange Act subsequent to the date of this Prospectus and prior to the completion or termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to National Media Corporation, Eleven Penn Center, Suite 1100, 1835 Market Street, Philadelphia, Pennsylvania 19103; Attention: Director of Investor Relations, phone number 215-988-4600.

                              FORWARD-LOOKING STATEMENTS

     This Prospectus contains "forward-looking" statements regarding potential future events and developments affecting the business of the Company. Such statements relate to, among other things, (i) the Merger; (as defined below);
(ii) competition for customers for its products and services; (iii) the uncertainty of developing or obtaining rights to new products that will be accepted by the market and the timing of the introduction of new products into the market; (iv) the limited market life of the Company's products; and (v) other statements about the Company or the direct response consumer marketing industry. Such forward-looking statements include those preceded by, followed by or that include the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions.

     The Company's ability to predict the results or the effect of any pending events (including the Merger) on the Company's operating results is inherently subject to various risks and uncertainties, including competition for products, customers and media access; the risks of doing business abroad; the uncertainty of developing or obtaining rights to new products that will be accepted by the market; the limited market life of the Company's products; and the effects of government regulations. Reference is made in particular to the discussion under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's 1997 Annual Report incorporated in this Prospectus by reference.


                                     THE COMPANY

     The Company is principally engaged in the use of direct response transactional television programming, known as infomercials, to sell consumer products. The Company manages all phases of direct marketing for the majority of its products in both the United States and international markets, including product selection and development, manufacturing by third parties, production and broadcast of infomercials, order processing and fulfillment and customer service.

     The Company is engaged in direct marketing of consumer products in the United States and Canada through its wholly-owned subsidiary, Quantum North America, Inc. (formerly Media Arts International, Ltd.), which the Company acquired in 1986, and internationally through its wholly-owned subsidiaries:
Quantum International Limited, which the Company acquired in 1991; Quantum Far East Ltd., through which the Company operates in all Asian countries other than Japan; Quantum International Japan Company Limited, which the Company formed in June 1995; and Prestige Marketing Limited and Prestige Marketing International Limited (collectively, "Prestige") and Suzanne Paul Holdings Pty Limited and its operating subsidiaries (collectively, "Suzanne Paul"), which the Company acquired in July 1996. The Company produces infomercials through DirectAmerica Corporation ("DirectAmerica"), d/b/a Quantum Television, which the Company acquired in October 1995 and Positive Response Television, Inc. ("Positive Response"), which the Company acquired in May 1996.

     The Company is a Delaware corporation, with its principal executive offices located at Eleven Penn Center, Suite 1100, 1835 Market Street, Philadelphia, Pennsylvania 19103 and its telephone number is 215-988-4600.


                                 RECENT DEVELOPMENTS

     General

     On January 5, 1998, the Company announced that it had entered into an Agreement and Plan of Reorganization and Merger (the "Merger Agreement"), dated as of January 5, 1998, by and among the Company, ValueVision International, Inc. ("ValueVision") and V-L Holdings Corp. (subsequently renamed Quantum Direct Corporation) ("Quantum Direct"), a newly-formed Delaware corporation. ValueVision is a Minneapolis, Minnesota-based integrated electronic and print media direct marketing company which operates the third largest home shopping network in the United States. Following consummation of the transactions contemplated by the Merger Agreement, the Company and ValueVision will be wholly-owned subsidiaries of Quantum Direct (the "Merger"). Subject to the satisfaction of certain conditions set forth below, the Merger is expected to be consummated in the second calendar quarter of 1998. On March 16, 1998, each of the Company and ValueVision mailed a joint proxy statement to its stockholders soliciting approval of the Merger. Meetings of the Company's and ValueVision's stockholders are presently scheduled for April 14, 1998. The Merger will be accounted for as a purchase for accounting and financial reporting purposes with ValueVision as the acquiror. As a result, approximately $87 million in goodwill will have to be recognized by Quantum Direct and amortized over a 25-year period. Quantum Direct is making application to have its Common Stock listed on the New York Stock Exchange.

     As of October 31, 1997, ValueVision had approximately $45.7 million in cash and cash equivalents and no outstanding indebtedness. The Company believes that ValueVision's strong balance sheet will, upon consummation of the Merger, improve the Company's liquidity. Such enhanced liquidity, management believes, when combined with ValueVision's excess telemarketing, customer service and order fulfillment capacity, will improve the Company's financial condition and results of operations; provided, however, that until such time as the Merger is completed and the businesses of the Company and ValueVision are integrated, there can be no assurance as to the realization or magnitude of such operational efficiencies.

     The Company's relationship with ValueVision dates back to January 1994, at which time ValueVision made an unsolicited tender offer to acquire the Company. Although initially rejected by the Company, the companies eventually entered into a merger agreement in March 1994, pursuant to which ValueVision amended its tender offer. In April 1994, ValueVision terminated such merger agreement.
Such termination resulted in a year-long litigation between the companies. Pursuant to a settlement of such litigation, ValueVision and the Company entered into a Telemarketing, Production and Post-Production Agreement in April 1995 (the "Telemarketing Agreement") and the Company issued to ValueVision a warrant to purchase 500,000 shares of Common Stock at an exercise price of $8.865 per share. Since entering into the Telemarketing Agreement, ValueVision and National Media have had an ongoing business relationship. The Telemarketing Agreement and such warrant will be terminated as part of the Merger.

     Transaction Terms

     Pursuant to the terms of the Merger Agreement, each outstanding share of Common Stock will be converted into the right to receive one share of common stock in Quantum Direct and each outstanding share of common stock, $.01 par value per share ("ValueVision Common Stock") of ValueVision, will be converted into the right to receive 1.19 shares of common stock in Quantum Direct. Cash will be paid in lieu of fractional shares of Quantum Direct common stock. Following consummation of the Merger, Quantum Direct will have an aggregate of approximately 57 million shares of common stock issued and outstanding (based upon 25,325,487 shares of Common Stock and 26,755,778 shares of ValueVision Common Stock issued and outstanding as of January 19, 1998). The Company's stockholders will own approximately 45% of the common stock of Quantum Direct after the Merger. ValueVision's shareholders will own approximately 55% of the common stock of Quantum Direct after the Merger.

     Concurrently with the execution of the Merger Agreement, the Company entered into an agreement with the holders of the Series C Preferred Stock (the "Redemption and Consent Agreement") in which the Company agreed to exchange the Series C Preferred Stock for the Series D Preferred Stock and to redeem all of the Series D Preferred Stock for approximately $23.5 million upon consummation of the Merger. Pursuant to the terms of the Redemption and Consent Agreement, the Series D Investors agreed, among other things, not to request the Company to convert the Series C Preferred Stock or Series D Preferred Stock into Common Stock at a per share price below $6.06 prior to the earliest of (i) June 1, 1998 (which date may be extended until August 31, 1998 in certain circumstances set forth in the Redemption and Consent Agreement), (ii) the date upon which it is publicly announced that ValueVision is unwilling to proceed with the Merger on the terms set forth in the Merger Agreement, or (iii) the date upon which demand is made to the Company to repay the Loan (as defined below) described below. In order to make the required amendments to the terms of the Series C Preferred Stock, the Company agreed to exchange the Series C Preferred Stock for a class of newly designated preferred stock, Series D Preferred Stock, which contains terms substantially similar to those set forth in the Series C Certificate of Designations, Preferences and Rights. As further consideration for executing the Redemption and Consent Agreement, the Company issued to the Series D Investors the Series D Warrants which are exercisable at any time prior to January 5, 2003.

     Until a permanent Quantum Direct chief executive officer is appointed, Robert Johander, current chief executive officer of ValueVision, will serve as interim chief executive officer of Quantum Direct. The Company and ValueVision have commenced a search for a permanent chief executive officer. Robert Verratti, current chief executive officer of the Company, will reduce his operational responsibilities upon completion of the Merger but will remain a member of the Board of Directors and Executive Committee of Quantum Direct. Frederick Hammer, Chairman of the Board of Directors of the Company, and Mr. Johander will serve as co-chairmen of the Board of Directors of Quantum Direct. Nicholas M. Jaksich, the current chief operating officer of ValueVision, will
serve as president and chief operating officer of Quantum Direct.   Stuart R.
Romenesko, the current chief financial officer ValueVision, will serve as chief financial officer of Quantum Direct. The Board of Directors of Quantum Direct initially will consist of ten members, half chosen by the Company and half chosen by ValueVision.

     Pursuant to the terms of the Merger Agreement, ValueVision agreed to extend to the Company a working capital loan (the "Loan") of up to $10 million, $7 million of which was advanced upon execution of Merger Agreement. The Loan proceeds will be used by the Company for various purposes, including funding of inventory and media purchases. The Loan bears interest at prime rate plus one and one-half percent per annum and is due on the earlier of January 1, 1999 or upon termination of the Merger Agreement in certain circumstances. In the event the Company is unable to repay the Loan when due, ValueVision may elect to receive payment in shares of Common Stock at the then present market value. In consideration for providing the Loan, the Company issued to ValueVision a warrant to acquire 250,000 shares of Common Stock. Such warrant has an exercise price per share equal to $2.73 per share. The warrant is exercisable until the earlier of (i) January 5, 2003 and (ii) the occurrence of one of the following termination events: (x) the consummation of the Merger or (y) the termination by the Company of the Merger Agreement, if such termination results from a breach of a covenant by ValueVision or in the event ValueVision's shareholders do not approve the Merger Agreement; provided, however, that if, within 75 days after such termination event, the Company has not repaid the Loan in full or if during such 75 days, the Company defaults under its obligations pursuant to the Loan, no termination event will be deemed to have occurred and the warrant shall remain exercisable. The Company also granted registration rights in connection with the shares of Common Stock issuable in connection with the Loan and the warrants issued to ValueVision.

     Consummation of the Merger is subject to the satisfaction (or waiver) of a number of conditions, including, but not limited to: (i) the approval and adoption of the Merger Agreement and approval of the Merger by holders of a majority of the issued and outstanding shares of Common Stock and ValueVision Common Stock; (ii) redemption of the Company's Series D Stock for approximately $23.5 million (which funds are to be advanced by ValueVision to the Company immediately prior to the closing of the Merger); (iii) the effectiveness of a Registration Statement in connection with the issuance of Quantum Direct common stock in the Merger; (iv) the continuing accuracy in all material respects of the representations and warranties made by each of the Company and ValueVision in the Merger Agreement on and as of the Effective Time; (v) the compliance by the parties with certain covenants contained in the Merger Agreement; (vi) the receipt by each of the Company and ValueVision, as applicable, of certain opinions regarding tax and certain other matters; and (vii) the receipt of certain regulatory approvals.

     In the event of the termination of the Merger Agreement under certain circumstances, such as the proposal of an Alternative Transaction (as defined in the Merger Agreement), the Company is obligated to pay to ValueVision, or ValueVision is obligated to pay to the Company, a termination fee equal to $5.0 million. In addition, the Company has granted to ValueVision an option to purchase up to 19.9% (5,075,979 shares of Common Stock based upon the number of shares of Common Stock issued and outstanding on the date of execution of the Merger Agreement) of the Company's Common Stock at a per share cash purchase price of $3.4375. Similarly, ValueVision has granted to the Company an option to purchase up to 19.9% (5,579,119 shares of ValueVision Common Stock based upon the number of shares of ValueVision Common Stock issued and outstanding as of the date of execution of the Merger Agreement) of ValueVision's Common Stock at a per share cash purchase price of $3.875. Such options (each, a "Termination Option") are exercisable by the respective party, in whole or in part, at any time after the occurrence of an event which would entitle such party to the termination fee described above; provided, however, that neither party may exercise the Termination Option if such party is in material breach of any of its material representations, warranties, covenants or agreements contained in the Merger Agreement or in the Termination Option. Neither party may receive in excess of $7.5 million in connection with the receipt of the termination fee and the exercise of such party's Termination Option. The Termination Option could have the effect of making a third party acquisition of the Company more costly because of the need to acquire in any such transaction the shares of Common Stock subject to such Termination Option, and could also jeopardize the ability of a third party to acquire the Company in a transaction accounted for as a pooling of interests.

     Possible Transaction Value

     If one were to use the closing sales price for ValueVision Common Stock of $3.875 per share on January 2, 1998 (the last trading date immediately prior to the date the Merger was publicly announced) in determining the aggregate value of the shares of Quantum Direct common stock expected to be issued upon consummation of the Merger, the value of the shares of Quantum Direct common stock would be approximately $189 million. Based upon the average closing sales price for ValueVision Common Stock of $3.5625 per share on March 12, 1998, the aggregate value of the shares of Quantum Direct common stock expected to be issued upon consummation of the Merger would be approximately $173 million. There can be no assurance as to the price at which Quantum Direct's common stock will trade following consummation of the Merger.

     Comparative Per Share Data

     The following table summarizes certain unaudited historical and pro forma per share data, giving effect to the Merger as a purchase with ValueVision deemed the acquiror for accounting and financial reporting purposes. The unaudited selected pro forma per share data for the year ended January 31, 1997 (ValueVision's fiscal year ends on January 31) gives effect to the Merger as if it had occurred on February 1, 1996 and has been prepared on the basis of the results of operations for the year ended January 31, 1997 for ValueVision and for the year ended March 31, 1997 for the Company. The unaudited selected per share data for the nine months ended October 31, 1997 gives effect to the Merger as if it had occurred on February 1, 1996 and has been prepared on the basis of the results of operation for the nine months ended October 31, 1997 for ValueVision and for the nine months ended December 31, 1997 for the Company. The unaudited selected pro forma condensed consolidated per share data set forth in the following table is derived from, and should be read in conjunction with, the publicly-filed historical consolidated financial statements of ValueVision and the Company, including the respective notes thereto. The following unaudited per share data is presented for informational purposes only and is not necessarily indicative of the results that would have been achieved had the Merger been consummated on the dates or prior to the periods presented.



                                                      Pro Forma(1)
                                            --------------------------------
                                            Year Ended     Nine Months Ended
                                            January 31,       October 31,
                                               1997              1997
                                            -----------    -----------------
     Per share data:
     ValueVision Common Stock
          Net income (loss):
               Historical..............       $0.57             $0.58
               Pro forma consolidated..       (0.30)            (0.11)
          Book value(2):
               Historical..............        4.41              4.73
               Pro forma consolidated..                          3.62



                                                      Pro Forma(1)
                                            --------------------------------
                                              Year Ended   Nine Months Ended
                                               March 31,      December 31,
                                                 1997            1997
                                            ------------   -----------------
          National Media Common Stock
          Net loss:
               Historical..............       ($2.09)           ($1.45)
               Pro forma equivalent....        (0.30)            (0.11)
          Book value(2):
               Historical..............         3.68              2.95
               Pro forma equivalent....                           3.62


(1) Pro Forma adjustments reflect $86.7 million of excess cost over net tangible assets acquired (i.e., goodwill) arising from the Merger in accordance with the purchase method of accounting. This adjustment reflects the replacement of the Company's historical recurring amortization of goodwill with the amortization of Parent goodwill recorded through purchase accounting. Goodwill is assumed to be amortized on a straight-line basis over a period of 25 years. For accounting and financial reporting purposes, ValueVision will be deemed the acquiror.
     Also included in the purchase price is the estimated fair value of stock options "in-the-money" as of the assumed closing date of the Merger. This adjustment reflects the effect of the redemption of the Series D Preferred Stock on December 31, 1997 for approximately $21.4 million. The final allocation of the purchase price will be determined upon the consummation of the Merger or shortly thereafter.

(2) In making such calculations, historical book value per share is calculated by dividing total common shareholders' equity by total common shares outstanding. Pro forma consolidated book value per share is calculated by dividing total pro forma common shareholders' equity by the sum of total outstanding shares of National Media's Common Stock (assuming the conversion of 5.0 shares of the Series B Stock) adjusted for the 1.0 to 1.0 exchange ratio plus the total outstanding shares of ValueVision Common Stock adjusted for the 1.19 to 1.0 exchange ratio. Pro forma equivalent book value per share represents the pro forma consolidated book value per share multiplied by the 1.0 to 1.0 National Media exchange ratio.

                                    RISK FACTORS

     The purchase of the shares of Common Stock offered hereby involve certain risks. In addition to the other information set forth and incorporated by reference in this Prospectus, the following factors should be considered carefully by prospective investors in evaluating an investment in the shares of Common Stock offered hereby. The Company's fiscal year ends on March 31. References to fiscal 1997, fiscal 1996 etc. refer to the fiscal period ending in the indicated calendar year. The following does not discuss matters which relate specifically to ValueVision or its business, financial condition or results of operations. There can be no assurance that the Merger will be consummated or that, if consummated, the Merger will result in any of the synergies or other benefits expected to result from the Merger.

Recent Losses; Cash Flow

     The Company has suffered net losses in three of its last four fiscal years, including net losses of approximately $45.7 million in fiscal 1997, approximately $670,000 in fiscal 1995 and approximately $8.7 million in fiscal 1994. The Company also reported a net loss of approximately $35.5 million for the first nine months of fiscal 1998. Based upon the deterioration which occurred in the Company's financial condition during fiscal 1997 and the presence of certain other conditions, as of July 14, 1997, the Company's independent auditors opined that substantial doubt existed as to the Company's ability to continue as a going concern. During calendar year 1997, the Company also experienced, as a result of such losses and other circumstances, significant cash flow difficulties. While the Company has developed a business plan and implemented a number of programs designed to reduce costs and return the Company to profitability, there can be no assurance that such business plan adequately addresses the circumstances and situations which resulted in the Company's performance in the periods referred to above. Unless the Company adequately addresses the reasons for its recent results of operations, there can be no assurance as to the Company's future results of operations.

Nature of the Infomercial Industry

     The worldwide infomercial industry is now characterized by extreme competition for products, customers and media access. The Company's future in this industry will depend in part on its access to, and efficient management of, media time; the introduction of successful products and the full exploitation of such products through not only direct marketing but also traditional retail marketing and other channels of distribution; its ability to enhance its product lines and support product marketing and sales with efficient order fulfillment and customer services; and its ability to successfully integrate the entities or businesses the Company has or may acquire into an efficient global company. The future revenues of the business will depend substantially on the Company's ability to create and maintain an effective, integrated organization to develop, introduce and market products that (i) address changing consumer needs on a timely basis; (ii) establish and maintain effective distribution channels (infomercial and non-infomercial) for its products; and (iii) develop new geographic markets while expanding established geographic markets. There can be no assurance that the Company will be able to achieve these goals. While the Company maintains an internal product development group responsible for seeking out new products from third parties, there can be no assurance that present and potential third party product providers will choose to market products through the Company in the future. Delays in product introductions and short falls in successful product introductions played a significant part in the Company's fiscal 1997 and subsequent results of operations. Any significant delays or reductions in product introductions in the future periods could have a material adverse effect on the Company's future results of operations.

Dependence on Foreign Sales

     The Company had no sales outside the United States and Canada prior to June 1991. The Company now markets products to consumers in over 70 countries. In fiscal 1997, 1996 and 1995, approximately 47.4%, 51.6% and 45.7%, respectively, of the Company's net revenues were derived from sales to customers outside the United States and Canada. Such sales represented a 12.4% increase in fiscal 1997 from fiscal 1996, a 87.6% increase in fiscal 1996 from fiscal 1995 and a 74.8% increase in fiscal 1995 from fiscal 1994. In fiscal 1997, 1996 and 1995, sales in Germany accounted for approximately 5.7%, 7.0% and 13.0%, respectively, of the Company's net revenues. In early 1994, the Company began airing its infomercials in Asia. Sales of the Company's products in Asia accounted for approximately 19.8% of' the Company's net revenues for fiscal 1997. Sales of the Company's products in Japan, which represented a significant portion of Asian revenues, accounted for approximately 17.7% of the Company's net revenues for fiscal 1997. The Company experienced a decline of approximately 30.3% in its Japanese net revenues in fiscal 1997 compared to fiscal 1996. During fiscal 1998 this trend has continued. In the first nine months of fiscal 1998, as compared to the first nine months of fiscal 1997, the Company's revenues in its Asian marketplace had declined by 49.4%, approximately 10% of which is attributable to currency devaluation. The Company expects such revenues to continue to decline in light of the economic downtown, including a significant devaluation in currencies, and increased competition experienced in certain Asian countries in the fourth calendar quarter of 1997 and in the beginning of the first calendar quarter of 1998. Geographical expansion of sales activity results in increased working capital requirements as a result of additional lead time for delivery of and payment for product prior to receipt of sale proceeds. While the Company's foreign operations have the advantage of airing infomercials that have already proven successful in the United States market, as well as successful infomercials produced by other international companies with limited media access and distribution capabilities, there can be no assurance that the Company's foreign operations will continue to generate increases in net revenues. Competition in the Company's international marketplace is increasing rapidly. In addition, the Company is subject to many risks associated with doing business abroad, including: adverse fluctuations in currency exchange rates; transportation delays and interruptions; political and economic disruptions; the imposition of tariffs and import and export controls; and increased customs or local regulations. The occurrence of any one or more of the foregoing could have a material adverse effect on the Company's results of operations.

Entering into New Markets

     As the Company enters into new markets, including countries in Asia and South America, it is faced with the uncertainty of never having done business in those commercial, political and social settings. Accordingly, despite the Company's best efforts, its likelihood of success in each new market which it enters is unpredictable for reasons particular to each such market. It is also possible that, despite the Company's apparently successful entrance into a new market, some unforeseen circumstance could arise which would limit the Company's ability to continue to do business or to expand in that new market.

Dependence on New Products; Unpredictable Market Life; Inventory Management and Product Returns

     The Company is dependent on its continuing ability to develop or obtain rights to new products to supplement or replace existing products as they mature through their product life cycles. The Company's future results of operations will also be dependent upon its ability to proactively manage its products through their life cycles. The Company's five most successful products in each of fiscal 1997, 1996 and 1995 accounted for approximately 41.2%, 46.0% and 54.0%, respectively, of the Company's net revenues for such periods. For the most part, the Company's five most successful products change from year to year. Revenues are dependent from year to year on the introduction of new products. Even if the Company is able to introduce new products, there can be no assurance that such new products will be successful. The Company's future results of operations depend on its ability to spread its revenue (sales) stream over a larger number of products in a given period and to more effectively exploit the full revenue potential of each product it introduces through all levels of consumer marketing, whether directly or through third parties.

     Product sales and results of operations for a given period will depend upon, among other things, a positive customer response to the Company's infomercials, the Company's effective management of product inventory and the stage in their life cycles of products sold during such period. Customer response to infomercials depends on many variables, including, the appeal of the products being marketed, the effectiveness of the infomercials, the availability of competing products and the timing and frequency of air-time. There can be no assurance that the Company's new products will receive market acceptance.

     In the event the Company does not have an adequate supply of inventory, as a result of production delays or shortages or inadequate inventory management or cash flow difficulties, it may lose potential product sales. The ability of the Company to maintain systems and procedures to more effectively manage its inventory (and its infomercial airings), in the domestic as well as international markets, is of critical importance to the Company's continuing cash flow and results of operations. It is possible that, during a product's life, unanticipated obsolescence of such product may occur or problems may arise regarding regulatory, intellectual property, product liability or other issues which may affect the continued viability of the product for sale despite the fact that the Company may still hold a sizable inventory position in such product. Most of the Company's products have a limited market life. It is therefore, extremely important that the Company fully realize the potential of each successful product.

     Historically, the majority of products generate their most significant domestic revenue in their introductory year. Foreign revenues have tended to have been generated more evenly over a somewhat longer period. In the event the number of times an infomercial is broadcast within a market is increased, the market life of such product in such market may decrease. There can be no assurance that a product which has produced significant sales will continue to produce significant, or any, sales in the future. As a result, the Company is dependent on its ability to adapt to market conditions and competition as well as other factors which affect the life cycles of its products and its ability to continue to identify and successfully market new products. The failure of newly introduced products or significant delays in the introduction of, or failure to introduce, new products would adversely impact the Company's results of operations in terms of both lost opportunity cost and actual loss of dollars invested.

     Even when market acceptance for the Company's new products occurs, the Company's results of operations may be adversely impacted by returns of such products, either pursuant to the Company's warranties or otherwise.

While the Company establishes reserves against such returns which it believes are adequate based upon historic levels and product mix, there can be no assurance that the Company will not experience unexpectedly high levels of returns (in excess of its reserves) for certain products. In the event that returns exceed reserves, the Company's results of operations would be adversely affected.

Dependence on Third Party Manufacturers and Service Providers

     The Company has historically been dependent on third party sources, both foreign and domestic, to manufacture all of its products. From time to time, the Company has also been dependent to an extent upon a number of companies which serve to fulfill orders placed for the Company's products and/or provide telemarketing services. The inability of the Company, either temporarily or permanently, to obtain a timely supply of product to fulfill sales orders for a specific product or to satisfy orders for such product could have a material adverse effect on the Company's results of operations. Moreover, because the time from this initial approval of a product by the Company's product development personnel to the first sale of such product is relatively short, the Company's ability to cause its manufacturing sources to meet its production and order fulfillment deadlines at reasonable costs and produce a high-quality product or render quality service is important to its business. There can be no assurance that the Company will successfully manage this process in such a way to maximize its sales of its products. Since the Company often relies on foreign manufacturers, it must allow longer lead times for products to fulfill customer orders. Utilizing such foreign manufacturers exposes the Company to the general risks of doing business abroad.

Dependence on Media Access; Effective Management of Media Time

     The Company has historically been dependent on having access to media time to televise its infomercials on cable networks, network affiliates and local stations. The Company's future results of operations will also depend upon the Company's ability to manage its media time, taking advantage of long-term purchases where prudent and spot purchases where necessary. This media management function must also include a meaningful coordination between available infomercials and available media time. In the normal course of business, the Company's media contracts expire pursuant to their terms from time to time. There can be no assurance that, as existing contracts expire, the Company will be able to purchase or renew media time on a long-term basis or at favorable price levels. The Company purchases a significant amount of its media time from cable television and satellite networks. These cable television and satellite networks assemble programming for transmission to multiple and local cable system operators. These cable system operators may not be required to carry all of the network's programming. The Company currently does not pay and is not paid for the "privilege" of being broadcast by these operators. It is possible that, if demand for air time grows, these operators will begin to charge the Company to continue broadcasting the Company's infomercials or limit the amount of time available for broadcast. Recently, larger multiple system operators have elected to change their operations by selling "dark" time (i.e., the hours during which a station does not broadcast its own programming). Significant increases in the cost of media time or significant decreases in the Company's access to media time, domestically or internationally, including, but not limited to, any failure to renew or extend existing agreements, could have a material adverse effect on its results of operations. There can also be no assurances that, even if the Company secures media access, its programming will attract viewers or that its products will enjoy consumer acceptance. In addition, periodically, due to world events, media access and the number of persons viewing the Company's infomercials in one or more markets may be substantially diminished. In such circumstances, the Company's results of operations for such periods may be adversely affected. In recent periods the Company has experienced an increase in the demand by international media suppliers for fixed rates and/or for minimum revenue guarantees, both of which increase the Company's risk.

     A significant portion of the Company's media time has historically been purchased under contracts which are one year or greater in length. Whenever the Company makes advance purchases and commitments to purchase media time, if the Company does not manage such media time effectively, such failure could have a material adverse effect on the Company's results of operations. In the event the Company is unable to utilize all of the media time it has acquired, it attempts to arrange to sell a portion of its media time to others. There can be no assurance, however, that the Company will be able to use all of its media time or sell it to others or that, upon expiration of such long-term contracts, the Company will be able to successfully negotiate extensions of such contracts on terms favorable to the Company. The inability of the Company to extend one or more of such contracts on reasonable terms as they expire could have a material adverse effect on the Company's results of operations.

Litigation Involving the Company

     The infomercial industry has historically been very litigious and the Company in recent years has been involved in significant legal proceedings and has incurred significant charges in prior periods related to such litigation. Abbreviated information regarding the status of current material pending litigation involving the Company is set forth below. However, as it pertains to previously reported matters, such information does not purport to be complete and is qualified in its entirety by the detailed description of the legal and regulatory proceedings set forth in the reports filed by the Company pursuant to the Exchange Act and incorporated by reference herein. Such descriptions variously include information relating to the status of the proceedings and the Company's evaluation of the claims made against it. Certain of such previously reported matters have been resolved substantially in accordance with the terms set forth in such prior disclosure. In addition, as set forth above, the Company consummated the acquisition of DirectAmerica in October 1995 and the acquisition of Positive Response in May 1996. As a result of these acquisitions, all liabilities of DirectAmerica and Positive Response became liabilities of the respective wholly-owned subsidiary of the Company into which each of DirectAmerica and Positive Response was merged. The Company also acquired Prestige and Suzanne Paul in July 1996, including all of their respective liabilities.

NATIONAL MEDIA LITIGATION

WWOR Litigation

     In March 1997, WWOR-TV filed a breach of contract action in the United States District Court for New Jersey against one of the Company's operating subsidiaries alleging that the subsidiary wrongfully terminated a contract for the purchase of media time, seeking in excess of $1,000,000 in compensatory damages. The Company is contesting the action and believes it has meritorious defenses to the plaintiff's claims for damages. At this stage, the Company cannot predict the outcome of this matter; however, even if plaintiffs were to prevail on all of their claims, the Company does not believe that such result would have a material adverse impact on the Company's financial condition or results of operations.

Parkin

     In early October 1997, John Parkin, an on air personality appearing in certain of the Company's infomercials, brought an action for injunctive relief and unspecified damages in the United States District Court for the Eastern District of Pennsylvania, alleging principally breach of contract and intellectual property based claims. Following court hearings, plaintiff's claims for injunctive relief were dismissed. While at this stage it is not possible to predict the outcome of this matter, the Company believes that any resolution of this matter will not have a material adverse effect on the Company's results of operations.

PRTV LITIGATION

PRTV Shareholders' California Class Action

     On May 1, 1995, prior to the acquisition of PRTV by the Company, a purported class action suit was filed in the United States District Court for the Central District of California against PRTV and its principal executive officers alleging that PRTV made false and misleading statements in its public filings, press releases and other public statements with respect to its business and financial prospects. The suit was filed on behalf of all persons who purchased PRTV common stock during the period from January 4, 1995 to April 28, 1995. The suit sought unspecified compensatory damages and other equitable relief. On or about September 25, 1995, the plaintiffs filed a second amended complaint which added additional officers as defendants and attempted to set forth new facts to support plaintiff's entitlement to legal relief. The Company reached an agreement in principle to settle this action in fiscal year 1997 which provides for the payment of $550,000 to the class, 66% of which is to be paid by PRTV's insurance carrier. The Company recorded a charge of $187,000 during fiscal 1997 in connection with this matter, reflecting its portion of such settlement. Such settlement is contingent upon final court approval.

Suntiger

     In late March 1997, Suntiger, Inc., a distributor of sunglasses, filed suit against PRTV and certain other parties alleging patent infringement. The Company has reached a settlement with the plaintiffs involving a going forward business relationship which will not have a material adverse effect on the Company's financial condition or results of operations.

REGULATORY MATTERS

     The infomercial industry is regulated by the Federal Trade Commission (the "FTC"), the United States Post Office, the Consumer Product Safety Commission, the Federal Communications Commission, the Food and Drug Administration, various States' Attorneys General and other state and local consumer protection and health agencies. The FTC directly regulates marketers of products, such as the Company, credit card companies which process customer orders and others involved in the infomercial and direct marketing industries.

     The Company's marketing activities and/or products have been and will continue to be subject to the scrutiny of each of the aforementioned regulatory agencies. An adverse determination or extended investigation by any of these agencies could have a material adverse effect on the Company. Moreover, the domestic and international regulatory environments in which the Company operates are subject to change from time to time. It is possible that changes in the regulations to which the Company is subject might have a material adverse effect on the Company's business or results of operations. As a result of prior settlements with the FTC, the Company has agreed to two consent orders. Prior to the Company's acquisition of Positive Response, Positive Response and its Chief Executive Officer, Michael S. Levey, also agreed to a consent order with the FTC. Among other things, such consent orders require the Company, Positive Response and Mr. Levey to submit compliance reports to the FTC staff. The Company, Positive Response and Mr. Levey submitted compliance reports as well as additional information requested by the FTC staff. In June 1996, the Company received a request from the FTC for additional information regarding certain of the Company's infomercials in order to determine whether the Company was operating in compliance with the consent orders referred to above. The Company responded to such request. The FTC later advised the Company that it believed the Company had violated one of the consent orders by allegedly failing to substantiate certain claims made in one of its infomercials which it no longer airs in the United States. The Company, which is now indemnified against damages sustained as a result of any action taken by the FTC in connection with such infomercial, has provided information to the FTC to demonstrate substantiation. If the Company's substantiation is deemed to be insufficient by the FTC, the FTC has a variety of enforcement mechanisms available to it, including, but not limited to, monetary penalties. While no assurances can be given, especially given the indemnification protection available to it, the Company does not believe that any remedies to which it may become subject will have a material adverse effect on the Company's results of operations or financial condition.

     In addition, in Spring 1997, in accordance with applicable regulations, the Company notified the CPSC of breakages which were occurring in its Fitness Strider product. The Company also notified the CPSC of its replacement of certain parts of the product with upgraded components. The CPSC reviewed the Company's testing results in order to assess the adequacy of the Company's upgraded components. The CPSC also undertook its own testing of the product and, in November 1997, the CPSC informed the Company that the CPSC compliance staff had made a preliminary determination that the Fitness Strider product and the upgraded component present a substantial product hazard, as defined under applicable law. The Company and the CPSC staff are discussing voluntary action to address the CPSC's concerns, including replacement of the affected components. At present, management of the Company does not anticipate that any action agreed upon, or action required by the CPSC, will have any material adverse impact on the Company's financial condition or results of operations. The Company has also been contacted by Australian consumer protection regulatory authorities regarding the safety and fitness of the Fitness Strider product and an exercise rider product marketed only in Australia and New Zealand. At this point, the Company cannot predict whether the outcome of these matters regarding the Fitness Strider will have a material adverse impact upon the Company's financial condition or results of operations.

     The Company's international business is subject to the laws and regulations of England, the European Union, Japan and other countries in which the Company sells its products, including, but not limited to, the various consumer and health protection laws and regulations in the territories in which the programming is broadcast, where applicable. If any significant actions were brought against the Company or any of its subsidiaries in connection with a breach of such laws or regulations, including the imposition of fines or other penalties, or against one of the entities through which the Company obtains a significant portion of its media access, the Company could be materially adversely affected. There can be no assurance that changes in the laws and regulations of any territory which forms a significant portion of the Company's market will not adversely affect the Company's financial condition or results of operations.

Product Liability Claims

     Products sold by the Company may expose it to potential liability from claims by users of such products, subject to the Company's rights, in certain instances, to indemnification against such liability from the manufacturers of such products. The Company generally requires the manufacturers of its products to carry product liability insurance, although in certain instances where a limited quantity of products are purchased from non-U.S. vendors, the vendor may not be formally required to carry product liability insurance. Certain of such vendors, however, may in fact maintain such insurance. There can be no assurance that such parties will maintain this insurance or that this coverage will be adequate to cover all potential claims, including coverage in amounts which it believes to be adequate. There can be no assurance that the Company will be able to maintain such coverage or obtain additional coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims.

Competition

     The Company competes directly with many companies which generate sales from infomercials. The Company also competes with a large number of consumer product companies and retailers which have substantially greater financial, marketing and other resources than the Company, some of which have recently commenced, or indicated their intent to conduct, direct response marketing. The Company also competes with companies that make imitations of the Company's products at substantially lower prices. Products similar to the Company's products may be sold in department stores, pharmacies, general merchandise stores and through magazines, newspapers, direct mail advertising and catalogs.

Dependence on Key Personnel

     The Company's executive officers have substantial experience and expertise and make significant contributions to the Company's growth and success. In particular, the Company is highly dependent on certain of its employees responsible for product development and production of infomercials. The unexpected loss of the services of one or more of such individuals could have a material adverse effect on the Company.

Year 2000 Issues

     The efficient operation of the Company's business is dependent in part on its computer hardware, software programs and operating systems (collectively, "Programs and Systems"). These Programs and Systems are used in several key areas of the Company's business, including merchandise purchasing, inventory management, pricing, sales, shopping and financial reporting, as well as in various administrative functions. The Company has been evaluating its Programs and Systems to identify potential Year 2000 compliance issues. These actions are necessary to ensure that the Programs and Systems will recognize and process the Year 2000 and beyond. It is anticipated that modification or replacement of some of the Company's Programs and Systems will be necessary to make such Programs and Systems Year 2000 compliant. The Company is also communicating with suppliers, financial institutions and others to coordinate Year 2000 conversion.

     Based on present information, the Company believes that it will be able to achieve such Year 2000 compliance through a combination of modification of some existing Programs and Systems, and the replacement of other Programs and Systems with new Programs and Systems that are already Year 2000 compliant. However, no assurance can be given that these efforts will be successful. The Company does not expect that the expenses and capital expenditures associated with achieving Year 2000 compliance will have a material effect on its financial condition or results of operations.

Convertible Securities; Shares Eligible for Future Sale

     Sales of substantial amounts of the shares of Common Stock currently issued, issuable upon conversion or exercise of securities convertible into or exercisable for Common Stock or of the shares of Common Stock offered hereby could adversely affect the market value of the Common Stock, depending upon the timing of such sales, and, in the case of convertible and exercisable securities, may effect a dilution of the book value per share of Common Stock.

     Immediately prior to the effectiveness of the Registration Statement to which this Prospectus relates, the Series D Investors exchanged all of the issued and outstanding shares of Series C Preferred Stock for 20,000 shares of the Company's Series D Preferred Stock. Each share of the Series D Preferred stock is convertible into such number of shares of Common Stock as is determined by dividing the stated value ($1,000) of the shares of Series D Preferred Stock (as such value is increased by a premium of six percent (6%) per annum based on the number of days the Series D Preferred Stock is held) by the then current conversion price (which is determined by reference to the Certificate of Designations, Preferences and Rights of the Series D Preferred Stock and the then current market price). The terms of the Series D Preferred Stock did not provide for a beneficial conversion price upon issuance. If converted on March 12, 1998, the Series D Preferred Stock would have been convertible into approximately 3,300,330 plus shares of Common Stock, excluding the premium payable thereon. Depending on market conditions at the time of conversion, the number of shares issuable could prove to be significantly greater based upon the prevailing trading price of the Common Stock. For example, in the event that the volume weighted average sale of the Common Stock was equal to $2.50 per share on the date of conversion, the Series D Preferred Stock would be convertible into 8,000,000 shares of Common Stock, excluding any premium accrued on account of the Series D Preferred Stock. Purchasers of Common Stock could therefore experience substantial dilution upon conversion of the Series D Preferred Stock. The shares of Series D Preferred Stock are not registered and may be sold only if registered under the Securities Act or sold in accordance with an applicable exemption from registration, such as Rule 144. The shares of Common Stock into which the Series D Preferred Stock may be converted are being registered pursuant to this Registration Statement.

     As of March 12, 1998, approximately 12,100,000 shares of Common Stock were reserved for issuance upon exercise of outstanding warrants (including the Warrants), options and the Company's Series B Convertible Preferred Stock. At March 12, 1998, there were 25,375,487 shares of Common Stock outstanding, nearly all of which were freely tradeable without restriction under the Securities Act unless held by affiliates.

                                   USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Offered Shares of Common Stock offered hereby. The Selling Stockholders will receive all of the net proceeds from the sale of the Offered Shares of Common Stock offered hereby. Upon the exercise of the Series D Warrants by the holders thereof, the Company will receive the exercise price of the Series D Warrants. To the extent the Series D Warrants are exercised, the Company will apply the proceeds thereof to its general corporate purposes and working capital.

                                 SELLING STOCKHOLDERS

     The following table sets forth the names of the Selling Stockholders, the number of Common Shares beneficially owned by such Selling Stockholders as of March 12, 1998 and the number of Offered Shares which may be offered for sale pursuant to this Prospectus by each such Selling Stockholder. Neither of the Selling Stockholders has held any position, office or other material relationship with the Company or any of its affiliates within the past three years other than as a result of its ownership of the Company's Securities. The Offered Shares may be offered from time to time by the Selling Stockholders named below. See "Plan of Distribution." However, such Selling Stockholders are under no obligation to sell all or any portion of such Offered Shares, nor are the Selling Stockholders obligated to sell any such Offered Shares immediately under this Prospectus. Because the Selling Stockholders may sell all or part of their Offered Shares, no estimate can be given as to the number of Common Shares that will be held by any Selling Stockholder upon termination of any offering made hereby.

     Pursuant to Rule 416(a) under the Securities Act, the shares of Common Stock issuable in respect of (i) the Series D Preferred Stock and Series D Warrants are subject to adjustment by reason of stock splits, stock dividends, and other similar transactions in the Common Stock and (ii) the Series D Preferred Stock is also subject to adjustment by reason of the floating rate conversion price mechanism included in the Series D Certificate of Designations, Preferences and Rights.

                                                                               Common Shares Beneficially
                                                                                 Owned After Offering (1)
                                                                               --------------------------
                                       Number of Common
                                     Shares Beneficially         Common Shares                Percent of
Name of Selling Stockholder        Owned Prior to Offering       Offered Hereby    Number     Outstanding
---------------------------        -----------------------       --------------   --------    -----------
Capital Ventures International(2)      11,992,060(3)              11,250,000      742,060         2.8%
RGC International Investors,            3,997,353(3)               3,750,000      247,353           *
LDC(2)
______________________________
*    Less than one percent.


(1)  Assumes the sale of all Offered Shares.

(2) Pursuant to a Redemption and Consent Agreement, dated as of January 5, 1998, among the Company, Capital Ventures International and RGC International Investors, LDC (collectively, the "Series D Investors"), the Series D Investors agreed to exchange an aggregate of 20,000 shares of Series C Preferred Stock purchased by the Series D Investors pursuant to that certain Securities Purchase Agreement, dated September 4, 1997, among the Series D Investors and the Company for an aggregate of 20,000 shares of Series D Preferred Stock and warrants to purchase 500,000 Common Shares.

(3) Represents the pro rata allocation among the Series D Investors of 14,500,000 shares of Common Stock which may be issued upon conversion of the Series D Preferred Stock, on account of conversion defaults, if any, and payment of the premium payable thereon in shares of Common Stock and 500,000 Common Shares issuable upon exercise of the Series D Warrants which the Company is registering hereunder pursuant to the registration rights agreement between the Company and the Series D Investors. As of the date of this Prospectus, the actual number of shares of Common Stock issuable upon conversion of Series D Preferred Stock and exercise of the Series D Warrants is indeterminate, is subject to adjustment and could be materially less or more than such estimated number depending on factors which cannot be predicted by the Company at this time, including, among other factors, the future market price of the Common Stock. These 14,500,000 shares of Common Stock represents a good faith estimate of the number of shares underlying the Series D Preferred Stock and the premium payable thereon. Pursuant to the terms of the Certificate of Designations, Preferences and Rights of the Series D Preferred Stock, the actual number of Common Shares issuable upon conversion of the Series D Preferred Stock will equal (in addition to the Common Shares issuable upon exercise of the Series D Warrants) (i) the aggregate stated value of the shares of Series D Preferred Stock then being converted (i.e., $1,000 per share), plus a premium in the amount of 6% per annum accruing from the date of issuance, through the date of conversion (unless the Company chooses to pay such premium in cash) plus any conversion default amount (as defined in the Certificate of Designations, Preferences and Rights of the Series D Preferred Stock), divided by (ii) (x) if the conversion occurs on or before the Adjustment Date (as defined herein), a conversion price equal to $6.06 per share, or (y) in the case of conversions after the Adjustment Date, a conversion price per share equal to the lower of 101% of the closing bid price of the Common Stock on June 1, 1998, 101% of the closing bid price of the Common Stock on the first trading day after the Merger Termination Date (as defined in the Merger Agreement) or $6.06. For purposes of conversions of the Series D Preferred Stock, the Adjustment Date means the earlier to occur of (i) June 1, 1998 (which date may be extended until August 31, 1998 by the Company and ValueVision in certain circumstances set forth in the Redemption and Consent Agreement), (ii) the date upon which it is publicly announced that ValueVision is unwilling to proceed with the Merger on the terms set forth in the Merger Agreement, or
     (iii) the date upon which demand is made to the Company to repay the Loan described under "Recent Developments."

     Except under certain limited circumstances, no holder of the Series D Preferred Stock and Series D Warrants is entitled to convert or exercise such securities to the extent that the shares to be received by such holder upon such conversion or exercise would cause such holder to beneficially own more than 4.9% of the Common Shares. Therefore, the number of shares set forth herein and which a Series D Investor may sell pursuant to this Prospectus may exceed the number of Common Shares such Series D Investor would otherwise beneficially own as determined pursuant to Section 13(d) of the Exchange Act.


                                 PLAN OF DISTRIBUTION

     The Offered Shares are being offered on behalf of the Selling Stockholders, and, except for the exercise price of the Warrants, the Company will not receive any proceeds from the Offering. The Offered Shares may be sold or distributed from time to time by the Selling Stockholders, or by pledgees, donees or transferees of, or other successors in interest to, the Selling Stockholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agent or may acquire Offered Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the Offered Shares may be effected in one or more of the following methods: (i) ordinary brokers' transactions, which may include long or short sales; (ii) transactions involving cross or block trades or otherwise on the NYSE and PHLX; (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this Prospectus; (iv) "at the market" to or through market makers or into established trading markets, including direct sales to purchasers or sales effected through agents; (vi) any combination of the foregoing, or by any other legally available means. In addition, the Selling Stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of Offered Shares in the course of hedging the position they assume with the Selling Stockholders. The Selling Stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the Offered Shares, which Offered Shares may be resold thereafter pursuant to this Prospectus. There can be no assurance that all or any of the Offered Shares will be issued to, or sold by, the Selling Stockholders.

     Brokers, dealers, underwriters or agents participating in the sale of the Offered Shares as agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders and/or purchasers of the Offered Shares for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation to a particular broker-dealer may be less than or in excess of customary commissions). The Selling Stockholders and any broker-dealers or other persons who act in connection with the sale of Offered Shares hereunder may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commission they receive and proceeds of any sale of Offered Shares may be deemed to be underwriting discounts and commission under the Securities Act. Neither the Company nor any Selling Stockholder can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Stockholder any other shareholders, broker, dealer, underwriter or agent relating to the sale or distribution of the Offered Shares.

     The Selling Stockholders and any other persons participating in the sale or distribution of the Shares will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the Offered Shares by the Selling Stockholders or any other such persons. The foregoing may affect the marketability of the Offered Shares.

     The Company will pay substantially all of the expenses incident to the registration, offering and sale of the Offered Shares to the public other than commission or discounts of underwriter, broker-dealers or agents. The Company has also agreed to indemnify certain of the Selling Stockholders and certain related persons against certain liabilities, including liabilities under the Securities Act.


                                    LEGAL MATTERS

     The validity of the Offered Shares has been passed upon for the Company by Brian J. Sisko, Esq., Senior Vice President and General Counsel of the Company.

                                       EXPERTS

     The consolidated financial statements and schedule of National Media Corporation appearing in National Media Corporation's Annual Report (Form 10-K) for the year ended March 31, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon (which contains an explanatory paragraph indicating that matters exist that raise substantial doubt as to the Company's ability to continue as a going concern as described in
Note 1 to the consolidated financial statements) included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

No dealer, salesman or any other
person has been authorized to
give any information or to make
any representations not
contained in this Prospectus in
connection with the offering
described herein and, if given
or made, such information or
representation must not be
relied upon as having been
authorized by the Company or the
Selling Stockholders. This
Prospectus does not constitute
an offer to sell or a
solicitation of an offer to buy
a security other than the shares
of Common Stock offered hereby,
nor does it constitute an offer
to sell or a solicitation of an
offer to buy any of the
securities offered hereby in any
jurisdiction to any person to
whom it is unlawful to make such
offer or solicitation in such
jurisdiction.  Neither the
delivery of this Prospectus nor
any sale made hereunder shall,
under any circumstances, create
any implication that the
information contained herein is
correct as of any date
subsequent to the date hereof.





        ----------

     TABLE OF CONTENTS

        ----------







                                          Page

Available Information......................  3
Incorporation of Certain
Documents by Reference.....................  3
Forward-Looking Statements.................  5
The Company................................  5
Recent Developments........................  5
Risk Factors...............................  9
Use of Proceeds............................ 15
Selling Stockholders....................... 16
Plan of Distribution....................... 17
Legal Matters.............................. 17
Experts.................................... 18







         15,000,000 Shares of Common Stock


             NATIONAL MEDIA CORPORATION




                     --------

                    PROSPECTUS

                     --------




                    March __, 1998

                                       PART II

                  INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 14. Other Expenses of Issuance and Distribution.

     The following is an itemized statement of the estimated amounts of all expenses payable by the registrant in connection with the registration of the Offered Shares, other than underwriting discounts and commissions:


     Registration Fee--Securities and Exchange Commission.......  $  9,957.00
     *Blue Sky fees and expenses................................  $  1,000.00
     *Accountants' fees and expenses............................  $  5,000.00
     *Legal fees and expenses...................................  $ 10,000.00
     *Printing and EDGAR expenses...............................  $  5,000.00
     *Miscellaneous.............................................  $  2,500.00
                                                                  -----------
          Total.................................................  $ 33,457.00
                                                                  -----------
                                                                  -----------

----------------------
* Estimate


Item 15. Indemnification of Directors and Officers.

     A. The Delaware General Corporation Law provides that, to the extent that any director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the Company) to which such person was a party by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, the Company shall indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith.

     B. In addition, the Company has the power to indemnify any of the persons referred to above against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     Notwithstanding the foregoing, in connection with any action or suit by or in the right of the Company to procure a judgment in its favor, the Company shall not make any indemnification as described above in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless, and only to the extent that, the Court of Chancery (in the State of Delaware) or the court in which such action or suit was brought shall determine, upon application, that despite adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     C. The Company also has the power, under the Delaware General Corporation Law, to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any other liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the foregoing provisions.

     D. The indemnification provided by or allowable pursuant to the Delaware General Corporation Law shall or may, as applicable, continue as to a person who has ceased to be a director, officer, employee or agent of the Company and shall inure to the benefit of the heirs, executors and administrators of such person.


Item 16. Exhibits and Financial Statement Schedules.

     (a)  Schedule of Exhibits.

    Exhibit
    Number     Exhibit

     2.1(1) Agreement and Plan of Merger and Reorganization, dated as of October 24, 1995, by and among the Registrant, DA Acquisition Corp., DirectAmerica Corporation, California Production Group, Inc. and other parties thereto.

     2.2(2) Agreement and Plan of Merger and Reorganization, dated as of January 17, 1996 and amended as of April 4, 1996, by and among the Registrant, PRT Acquisition Corp. and Positive Response Television, Inc.

     2.3(3) Acquisition Agreement, dated as of May 30, 1996, by and among Registrant, Paul Meier, Susan Barnes, Alan Meier and Tancot Pty Limited.

     2.4(3) Acquisition Agreement, dated as of May 29, 1996, by and among Registrant, Paul Meier, Susan Barnes and Prestige Marketing Holdings Limited.

     2.5(4) Agreement and Plan of Merger and Reorganization, dated as of August 7, 1996, by and among Registrant, NLA Acquisition Corp., Nancy Langston & Associates, Inc. and Nancy Langston.

     2.6(5) Agreement and Plan of Reorganization and Merger, dated as of January 5, 1998, by and among Registrant, ValueVision International, Inc. and V-L Holdings Corp.

     4.1(6) Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock.

     4.2(6) Form of Warrant issued in connection with Series D Convertible Preferred Stock.

     4.3(7)    Rights Agreement dated as of January 3, 1994.

     4.4(7)    Amendment No. 1 to Rights Agreement, dated as of March 6, 1994.

     4.5(8)    Amendment No. 2 to Rights Agreement, dated as of September 26,
               1994.

     4.6(8)    Amendment No. 3 to Rights Agreement, dated as of September 30,
               1994.

     4.7(8)    Amendment No. 4 to Rights Agreement, dated as of November 30,
               1994.

     4.8(9)    Amendment No. 5 to Rights Agreement, dated as of August 14, 1997.

     4.9(8) Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock.

   4.10(10)    Director's Stock Grant Plan.

   4.11(11) Form of Warrant to Purchase Common Stock of the Registrant, dated November 24, 1995, issued to Value Vision International, Inc. concerning an aggregate of 500,000 shares at an exercise price of $8.865 per share.

   4.12(11) Form of Warrant to Purchase Common Stock of the Registrant, dated November 24, 1995, issued to various persons concerning an aggregate of 500,000 shares at an exercise price of $10.00 per share.

   4.13(12) Certificate of Designations, Preferences and Rights of the Series C Convertible Preferred Stock.

   4.14(12) Form of Warrant issued in connection with the Series C Convertible Preferred Stock.

 4.14(a)(6)    Amendment to Form of Warrant issued in connection with the
               Series C Convertible Preferred Stock.

    4.15(5) Warrant Agreement by and between the Registrant and ValueVision International, Inc., dated as of January 5, 1998.

    4.16(5) Warrant Certificate No. 1, dated January 5, 1998, issued by the Registrant to ValueVision International, Inc. to purchase 250,000 shares of the Registrant's common stock.

    10.1(6) Amendment No. 1 to Registration Rights Agreement by and among the Company and the Series D Investors.

    10.2(5) Redemption and Consent Agreement, dated as of January 5, 1998, among the Company and the Series D Holders.

       5(6)    Opinion and Consent of Brian J. Sisko, Esquire.

    23.1(6) Consent of Ernst & Young LLP, independent auditors, with respect to the consolidated financial statements of National Media Corporation for the year ended March 31, 1997.

------------------

(1) Incorporated by reference to Registrant's Current Report on Form 8-K dated October 19, 1995.

(2) Incorporated by reference to Registrant's Current Report on Form 8-K dated May 17, 1996.

(3) Incorporated by reference to Registrant's Current Report on Form 8-K dated July 1, 1996.

(4) Incorporated by reference to Registrant's Current Report on Form 8-K dated August 7, 1996.

(5) Incorporated by reference to Registrant's Current Report on Form 8-K/A dated January 5, 1998.

(6)  Filed herewith.

(7) Incorporated by reference to Registrant's Annual Report on Form 10-K for fiscal year ended March 31, 1994.

(8) Incorporated by reference to Registrant's Annual Report on Form 10-K for fiscal year ended March 31, 1995.

(9) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 1997.

(10) Incorporated by reference to Registrant's Registration Statement on Form S-8 filed October 19, 1995.

(11) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the period ended December 31, 1995.

(12) Incorporated by reference to Registrant's Report on Form 8-K dated September 18, 1997.




Item 17. Undertakings.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

          (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                      SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on this 17th day of March, 1998.

                              NATIONAL MEDIA CORPORATION


                              BY:  /s/ Robert N. Verratti
                                   --------------------------------------------
                                   Robert N. Verratti, Chief Executive Officer


                                  POWER OF ATTORNEY

     Each of the undersigned officers and directors of National Media Corporation whose signature appears below hereby appoints Brian J. Sisko, Esquire and John J. Sullivan and each of them individually as true and lawful attorney-in-fact for the undersigned with full power of substitution, to execute in his name and on his behalf in each capacity stated below, any and all amendments (including post-effective amendments) to this Registration Statement as the attorney-in-fact shall deem appropriate, and to cause to be filed any such amendment (including exhibits thereto and other documents in connection therewith) to this Registration Statement with the Securities and Exchange Commission, as fully and to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or any of them, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on this 17th day of March, 1998.


  /s/ Robert N. Verratti               Chief Executive Officer and Director
-------------------------------
Robert N. Verratti


  /s/ John J. Sullivan                 Senior Vice President and Chief Financial
-------------------------------        Officer
John J. Sullivan


  /s/ Constantinos I. Costalas         Vice Chairman of the Board, Director
-------------------------------
Constantinos I. Costalas


  /s/ Albert R. Dowden                 Director
-------------------------------
Albert R. Dowden


  /s/ Michael J. Emmi                  Director
-------------------------------
Michael J. Emmi


  /s/ William M. Goldstein             Director
-------------------------------
William M. Goldstein

  /s/ Frederick S. Hammer              Chairman of the Board, Director
-------------------------------
Frederick S. Hammer

  /s/ Robert E. Keith, Jr.             Director
-------------------------------
Robert E. Keith, Jr.

  /s/ Ira M. Lubert                    Director
-------------------------------
Ira M. Lubert


 /s/ Brian McAdams                     Director
-------------------------------
Brian McAdams


  /s/ Warren V. Musser                 Director
-------------------------------
Warren V. Musser

 /s/ Jon W. Yoskin II                  Director
-------------------------------
Jon W. Yoskin II

                                    EXHIBIT INDEX

Exhibit
Number     Description


4.1 Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock.

4.2 Form of Warrant issued in connection with Series D Convertible Preferred Stock.

4.14(a) Amendment to Form of Warrant issued in connection with Series C Convertible Preferred Stock.

5          Opinion and Consent of Brian J. Sisko, Esquire

10.1 Amendment No. 1 to Registration Rights Agreement by and among the Company and the Series D Investors.

23.1 Consent of Ernst & Young, LLP, independent auditors, with respect to the consolidated financial statements of National Media Corporation for the year ended March 31, 1997.